UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section ANN

MAR 02 2021

Washington DC

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SEC FILE NUMBER
8-00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DR. SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY C. VREDENBREGT, SENIOR MANAGING DIRECTOR/CFO 312-596-1685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 S. WACKER DR. SUITE 3300	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, JEFFERY C. VREDENBREGT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. ZIEGLER AND COMPANY, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholder and the Board of Directors
B.C. Ziegler and Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Supplementary Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 25, 2021

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2020
(in thousands except share amounts)

ASSETS	
Cash and cash equivalents	$ 57,770
Net receivable for unsettled trades	6,916
Receivables, net of allowance for credit losses of $166	1,707
Financial instruments owned, at fair value	33,970
Furniture, equipment and leasehold improvements, net	6,094
Income tax receivable from parent	2,840
Right of use assets	11,460
Other assets	1,809
Total assets	$122,566
LIABILITIES AND STOCKHOLDER'S EQUITY	
Drafts payable	$ 103
Payable to clearing broker	7,704
Financial instruments sold, not yet purchased, at fair value	12,525
Accrued compensation	32,412
Accounts payable, accrued expenses and other liabilities	2,490
Deferred tax liability	2,762
Note payable	4,166
Lease liability	15,899
Total liabilities	78,061
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	28,240
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	44,505
Total liabilities and stockholder's equity	$122,566

See accompanying notes to financial statements.

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees arising from fixed income securities offerings in which the Company acts as an underwriter. Underwriting management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting and related performance obligation is completed and the income is reasonably determinable. Underwriting expenses that are deferred as contract costs are recognized as expenses at the time the related revenues are recorded.

Investment banking revenues also include fees earned from providing consulting, financial advisory, and merger and acquisition ("M&A") advisory services. Advisory fees for M&A engagements are generally recognized at a point in time when the related transaction is completed. The performance obligation for an M&A advisory fee is to successfully broker a transaction. Advisory transaction expenses are deferred only to the extent that they are explicitly reimbursable by the client and the related revenue is recognized at the point in time that the performance obligation is completed. All other investment banking advisory related expenses are expensed as incurred.

Miscellaneous Fee Income

The Company earns fees for various services and activities. These fees include management, accounting, origination fees from private equity entities, fees related to the sale of investment products, and risk management advisory fees. Miscellaneous fee income is recognized when the fees are earned.

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for credit losses on balances which management has deemed collection is unlikely.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 ("ASU"), *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* using the modified retrospective approach. The allowance for credit losses for financial assets that are measured at amortized cost reflects the Company's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. The Company's expected loss methodology for accounts receivable is developed using historical experience and current and future economic conditions for customer contracts. Due to the short-term nature of receivables, the estimated amount of accounts receivable that may not be collected is based upon aging of the accounts receivable and the financial condition of customers. Balances are written off when determined to be uncollectible.

The adoption of the new accounting standard did not have a material impact on the Company's financial statements.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as separate lease components.

Income Taxes

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization

Furniture, equipment and leasehold improvements are recorded at cost. The Company depreciates these assets on a straight-line basis for financial reporting purposes and an accelerated basis for income tax purposes. Furniture and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising

The Company expenses advertising costs as incurred. The advertising expense in 2020 was $ 267.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents consists of cash of $992 and money market mutual funds of $56,778.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) <u>Fair Value</u>

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.
- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.
- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Fixed and variable rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.
- Corporate debt securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the corporate debt securities is based on the closing price on the exchange on which the securities are traded. In the event that a security would be subject to very limited or no market trading, such securities could be classified as Level 2 or Level 3 in the fair value hierarchy.
- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Exchange traded funds ("ETF") traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the ETFs is based on the closing price on the exchange on which they are traded.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$56,778	$ -	$ -	$ 56,778
Financial Instruments Owned				
Municipal securities				
Fixed rate	$ -	$ 20,484	$ -	$ 20,484
Corporate debt securities	2,655	-	-	2,655
Preferred equity securities	6,750	-	-	6,750
Exchange traded tunds	3,245	-	-	3,245
Other securities	836	-	-	836
Total financial instruments owned measured at fair value on a recurring basis	$13,486	$ 20,484	$ -	$ 33,970
LIABILITIES				
Financial instruments sold, not yet purchased				
Exchange traded funds	$ 2,175	$ -	$ -	$ 2,175
U.S. government securities	10,350	-	-	10,350
Total financial instruments sold, not yet purchased	$12,525	$ -	$ -	$ 12,525

(4) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 20,484
Corporate debt securities	2,655
Preferred equity securities	6,750
Exchange traded funds	3,245
Other securities	836
	$ 33,970

Financial instruments owned includes $33,134 of securities held by the clearing broker and $836 of securities held directly with the issuers.

(5) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$	5,582
Leasehold improvements		5,953
Furniture		2,735
Furniture, equipment and leasehold improvements, at cost		14,270
Less accumulated depreciation and amortization		(8,176)
Furniture, equipment and leasehold improvements, net	$	6,094

Total depreciation and amortization expense related to furniture, equipment and leasehold improvements was $990 in 2020 and is included in Technology and Communications and Occupancy and Equipment expenses on the Statement of Income.

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $7,704 at December 31, 2020. Net securities held by the Company at the clearing broker with a market value of $33,134 and Net receivable for unsettled trades reflecting financial instruments sold, but not yet contractually settled of $6,916 were available to collateralize the amount payable to the clearing broker. Interest expense incurred on this financing arrangement in 2020 was $422. The interest rate on this financing arrangement is approximately 1.7% at December 31, 2020.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2020. The Company had no interest expense incurred under this financing arrangement in 2020. The Company had no amounts outstanding under this financing arrangement at December 31, 2020.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no interest expense incurred under this financing arrangement in 2020. The Company had no outstanding borrowings under this financing arrangement at December 31, 2020.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income was $11 in 2020. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2020.

The Company extends financing to Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no interest income in 2020. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2020.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Total fees collected for these services were $389 in 2020 and are included in Miscellaneous Fee Income on the Statement of Income. Amounts due to the Company for these services and other intercompany settlements were $114 at December 31, 2020, and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees earned were $6 and are included in Miscellaneous Fee Income on the Statement of Income in 2020. Amounts receivable from these partnerships for all fees were $119 at December 31, 2020, and are included in Receivables on the Statement of Financial Condition.

(8) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2020. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 2.4% at December 31, 2020. The Company incurred no interest expense on this line of credit agreement in 2020. The Company and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2020. The Parent had $2,450 outstanding under this line of credit agreement on December 31, 2020.

(9) Retirement Plans

The Company maintains a contributory profit sharing plan for substantially all full-time employees and certain part-time employees. The plan provides for a guaranteed Company matching contribution equal to 100% of the first 4% of employee contributions, as defined, and an annual discretionary matching contribution of up to the next 2% of employee compensation, as defined. The Company also provides for an annual discretionary profit sharing contribution as a percentage of employee compensation, as defined. Both annual Company discretionary contributions are at the discretion of the Board of Directors. Contribution expenses were $2,999 for all Company contributions in 2020 and are included in Employee Compensation and Benefits on the Statement of Income.

(10) Income Taxes

The income tax provision for the year ended December 31, 2020, consists of the following:

Current federal benefit	$ (3,147)
Current state provision	31
Total current benefit	(3,116)
Deferred federal provision	3,127
Deferred state provision	612
Total deferred provision	3,739
Total provision	$ 623

The following is a reconciliation of the statutory federal income tax provision to the actual income tax provision:

Statutory federal income tax provision	$1,278
State income tax, net of related federal tax effect	508
Tax-exempt interest income, net of related nondeductible interest expense	(346)
Nondeductible business expenses	44
Tax benefit of federal net operating loss carryback	(898)
Other	37
Total provision for income taxes	$ 623
Effective income tax rate	10.2%

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2020, are as follows:

Deferred tax assets:	
Deferred revenue	$ 108
Deferred rent	4,113
Net operating loss carryforwards	31
Other assets	55
Total deferred tax assets	4,307
Deferred tax liabilities:	
Fixed assets	(1,382)
Right of use asset	(2,968)
Deferred compensation	(2,719)
Total deferred tax liabilities	(7,069)
Net deferred tax liability	$(2,762)

The Company has state income tax net operating loss carryforward of $704, which will begin to expire in 2035.

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2020	$ 435
Increases for tax positions related to the current year	11
Decreases for tax positions related to prior years	(17)
Reductions for the lapse of the statute of limitations	(16)
Balance at December 31, 2020	$ 413

Tax years that remain subject to examination by major tax jurisdictions include 2016 through 2020. The Company anticipates realizing unrecognized tax benefits of $30 within 12 months of December 31, 2020.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $433. The Company records interest and penalties within income tax expense. Interest of $11 has been included in the income statement as it pertains to the unrecognized tax benefits for 2020. The Company has accrued $20 of interest and no penalties for unrecognized tax benefits as of December 31, 2020.

(11) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net regulatory capital of $23,940 which was $23,690 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(13) Leases

The Company has obligations as a lessee for office space and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases may contain renewal options, however because the Company is not reasonably certain to exercise these renewal options the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease expense for the year ended December 31, 2020 are as follows:

Operating lease expense	$ 2,562
Short-term lease expense	105
Variable lease expense	1,053
Sublease income	(18)
Total net lease expense	$ 3,702

Other supplemental cash flow information related to operating leases as of December 31, 2020:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow	$ 2,972
ROU assets obtained in exchange for lease obligations	$ 420
Reductions to ROU assets resulting from reductions to lease obligations	$ 1,960
Weighted average remaining lease term	7.50 years
Weighted average remaining discount rate:	3.56%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$ 2,860
2022	2,581
2023	2,397
2024	2,244
2025	2,116
Thereafter	6,055
Total undiscounted lease payments	$ 18,253
Less imputed interest	(2,354)
Total lease liabilities	$ 15,899

(14) Revenues from Contracts with Customers

The following table presents the Company's total revenues from continuing operations separated between revenues from contracts with customers and other sources of revenues for the year ended December 31, 2020:

Revenues from contracts with customers:	
Investment banking fee revenue:	
Underwriting transactions	$ 33,041
Advisory transactions	32,932
Total revenue from contracts with customers	65,973
Other sources of revenue:	
Net trading profit	23,263
Interest and dividends	2,742
Miscellaneous fee income	1,643
Other income	48
	$ 93,669

Revenue from contracts with customers is recognized and received when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties giving rise to the variabilities are resolved.

Investment Banking:
The Company provides clients with underwriting and advisory services. These services include underwriting and placement agent services and underwriting and distributing services.

Underwriting revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the capital raising performance obligation. Upon inception of the contract, costs associated with capital raising transactions are deferred until the related revenue is recognized and are recorded on a gross basis within Other Operating Expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Revenues from advisory services primarily consist of fees generated in connection with merger and acquisition transactions, bank placement transactions, strategic planning advisory fees, and other miscellaneous financial advisory services. Advisory fees from merger and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition and considered a contract liability. Advisory fees from bank placement engagements are recognized at the completion of the successful bank placement transaction. Other fees from advisory services are recognized over time as the performance obligations are completed. Payments for advisory services are due promptly upon completion of a specified performance obligation or periodically over the course of the engagement as performance obligations are completed and the client receives the benefit of the services. A significant portion of the fees the Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligation. All other advisory related expenses are expensed as incurred. All advisory expenses are recognized as expenses in the statement of income and any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less are not required to be disclosed by the Company. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. Investment banking advisory fees that are contingent upon completion of a brokered transaction are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2020.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (a contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $861 and $5,809 at December 31, 2020 and 2019, respectively. The Company had no significant credit losses related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied and are considered a contract liability. Deferred revenue was $323 and $134 at December 31, 2020 and 2019, respectively.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $69 at December 31, 2020 and are included in Other Assets.

(15) Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

(16) Note Payable

The Company was eligible for and applied for a Paycheck Protection Program ("PPP") loan that was established by the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The Company applied for and received a loan for $4,166 in April 2020 due to the current economic uncertainty at the time of the application and the ability to use the loan to support the ongoing operations of the Company. The company filed a forgiveness application in October 2020. Shortly thereafter the Small Business Administration ("SBA") requested the Company complete a Loan Necessity Questionnaire which the Company submitted. The SBA has not yet responded to the Company granting forgiveness of the loan and will "audit" the loan forgiveness request which the SBA is doing for all loans over $2,000,000. Accordingly, the loan is recorded as a Note payable in the Company's financial statements.

The total loan is $4,166 and also includes accrued interest of $29 that is recorded in Accounts payable, accrued expenses and other liabilities. If the SBA does not grant full or partial forgiveness for the loan, the Company will be required to make payments on any amounts not forgiven. The SBA requires borrower payments of principal and interest on all PPP loans to begin on the date the SBA remits the borrower's loan forgiveness amount to the lender. The SBA has not yet notified the lender regarding the Company's loan and the amount of forgiveness. The unforgiven amount of the note payable will be due in monthly payments over two years, although the loan term can be extended to five years if agreed to by the lender. The interest rate on the loan is 1% per year.